Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Dear Fellow Investor:

In 2004, we took major steps to strengthen SBC. We created the nation’s largest wireless company. We launched plans to deploy an advanced wireline network to deliver next-generation integrated TV, data and voice services. And in January 2005, we announced plans to acquire AT&T Corp., a combination that will transform our company and create a global communications leader. All of these steps represent major growth opportunities for SBC in the years ahead.

At SBC our goal is simple: to be the best-performing, most-respected provider in the communications industry, and in doing so, to return value to our stockholders.

We earn this distinction in two ways: through consistent execution to improve operations and benefit customers and through continual innovation, as we deploy advanced technologies, launch next-generation services, integrate services in new ways and responsibly lead industry change.

Over the past year, we delivered significant progress in all of these areas. And because of what we have achieved — and the rich areas of opportunity that are available to us — I am very optimistic about our company’s future, even as the pace of industry change continues to accelerate.

We had some outstanding achievements in 2004:

•             We added more than 6 million long distance lines to exceed 20 million in service, more than triple our total two years ago.

•             We accelerated broadband growth and ended the year with more than 5 million DSL lines, the best among U.S. telecom companies.

•             Our data revenues grew to nearly $11 billion, more than 40 percent greater than our closest peer.

•             Cingular Wireless, which is 60 percent owned by SBC, completed its acquisition of AT&T Wireless, delivered strong subscriber growth in its first quarter of combined operations and ended the year with 49 million subscribers, No. 1 among U.S. wireless providers.

•             We returned to revenue growth two quarters earlier than expected, and as we invested in new initiatives and drove growth, we also managed costs effectively and improved operating margins.

•             Most important, our solid cash flows allowed us to return substantial value directly to stockholders. In December, we increased our dividend for the 20th consecutive year. And over the past three years, we have returned some $14.6 billion to stockholders through dividends and share repurchases.

•             Also, early this year, we agreed to acquire AT&T Corp. for approximately $16 billion. This combination will create the nation’s leading communications company with tremendous global reach.

Because of these accomplishments, SBC today is a stronger company. We are a company with sound fundamentals and good momentum, and we are prepared to meet the challenges of a rapidly changing communications industry.

INDUSTRY CHANGE, NEW OPPORTUNITIES

The No. 1 question for every communications company is this: How do we grow and create value for stockholders during a time of industry change?

Over the past few years, every company in our industry has faced pressures from the economy, technology substitution and increased competition. During this time, SBC’s financial strength and discipline, along with our solid day-to-day execution, have served us well. We are now strongly positioned to take on the challenges and opportunities ahead.

We will do two things. First, we will remain true to the qualities that have defined our company’s success over many years — high-quality customer service, financial discipline, a sound balance sheet. Second, SBC has taken the initiative and developed a set of clear strategic imperatives, a focused set of action items for 2005 and the years ahead.

1. Create the industry’s premier wireless provider.

In 2000, we combined our wireless operations with those of BellSouth to create Cingular Wireless. In 2004, we further strengthened Cingular by acquiring AT&T Wireless. Approvals were completed in just eight months, and Cingular finalized the transaction in October. The result is a new leader in the U.S. wireless market.

The new Cingular has the attributes wireless customers want. Cingular’s digital voice and data wireless network is the largest in the country. Its licenses cover a total population area of 290 million, including all of the country’s 100 largest metropolitan areas. And it has outstanding spectrum depth, which provides the capacity to deliver excellent voice quality, superior network performance and next-generation data services.

The new Cingular also has the industry’s best management team, which has developed an achievable plan to improve performance, reduce costs and drive growth in 2005 and beyond. The plan includes an accelerated network build-out to improve coverage, plus deployment of a third-generation UMTS (Universal Mobile Telecommunications System) network starting in 2005. UMTS technology will provide customers with high speeds for data and video applications, including wireless Internet access. It is also a very efficient technology, since it provides a single platform for both voice and data services.

The good news is that in the first few months following the acquisition of AT&T Wireless, the new Cingular began executing its plan very well. Integration activities are on schedule, and costs are on budget. In the fourth quarter of 2004, its first quarter of combined operations, Cingular increased its pro forma subscriber base by 1.8 million — more than double the two companies’ combined pro forma increase in the previous quarter.

The new Cingular is important because it gives SBC a much larger stake in an important growth segment. The U.S. wireless market still has substantial room to grow through new services and increased penetration. Growth in wireless data services has just begun. And Cingular has a sizable opportunity to further expand its business customer base. One of its first steps was to form a national Business Markets Group, focused solely on delivering to enterprises of all sizes wireless solutions that include voice, corporate e-mail access and other data offerings.

The new Cingular also supports a key SBC growth initiative — developing truly integrated wireline/wireless services. These include such products as Unified CommunicationsSM, which lets customers combine voice and e-mail messages on both wireline and wireless services. The ultimate goal is seamless phone services that will combine wireline and wireless through the use of cellular, Wi-Fi and IP (Internet Protocol) technologies to provide customers with added value and create competitive differentiation for SBC.

2. Significantly increase our share of the enterprise space.

We made solid progress in 2004 in establishing SBC as a provider for large enterprise customers, particularly those headquartered in our traditional territory who also have operations in other major cities where we can now provide services through our IP network. And we have expanded our large-business sales organization to reach a broader base of prospects.

However, the acquisition of AT&T Corp. — which we expect to complete by late 2005 or early 2006 — will dramatically accelerate our expansion in this important segment and bring new and innovative services to the SBC portfolio faster and on a broader basis than we currently have available. It will increase our ability to serve business customers not only in the United States but in countries around the world over a network that is unmatched anywhere. AT&T serves virtually every company in the Fortune 1000. This broad network coverage — combined with the strong relationships SBC already has with many of these business customers as their local service provider — positions SBC for stronger growth in the enterprise segment in the years ahead.

3. Capture the future through enhanced broadband, video and VoIP services.

In addition to our progress in the wireless and enterprise segments, we are also driving change in our core wireline business. The keys are IP technology and new video capabilities. These will allow us to transform what was once considered primarily a voice grid into a much more powerful network capable of delivering next-generation, high-speed data and video.

The first wave of this evolution began a few years ago with the launch of DSL high-speed broadband service. We moved aggressively, and today SBC is the clear industry leader in DSL. The next major step-up in capabilities will allow us to deliver video service over an integrated IP-based network that also provides voice and superhigh-speed data.

Again, SBC is at the forefront. In late 2004, we announced plans for Project Lightspeed, our initiative to deploy fiber optics closer to customers and build an advanced network with IP service capabilities that can leapfrog those available today from telephone, cable or satellite TV providers. We expect our new network to reach 18 million households by the end of 2007 with IPTV and superhigh-speed broadband service.

We expect to reap a number of advantages from the approach we have chosen: new revenue-generating products, breakthrough services, a stronger competitive position versus traditional cable TV companies and cost savings in installation and maintenance. In fact, our IPTV service has the potential to completely redefine the video marketplace. Versus other approaches, Project Lightspeed dramatically accelerates our speed to market, giving us the opportunity to win customers and realize savings sooner. Our approach is also more capital efficient, offering prospects for better financial returns.

I am excited about Project Lightspeed. It builds on our strengths. It will help us move our core local business to a more efficient, more powerful network. And it will power a new generation of integrated, IP-based services, which we plan to launch in late 2005 or early 2006 under the brand SBC U-verseSM. IP technology is the future, and SBC intends to lead in IP services.

For some time now, we have provided IP-based solutions for businesses. And in 2004, we won contracts for several large-business VoIP (Voice over IP) deployments, including a contract to create and manage a VoIP network for 50,000 Ford employees located in 110 different facilities. We have also begun trials of residential VoIP services, with a full-scale launch planned for 2005.

4. Enhance the customer experience and revamp our cost structure.

In concert with our other initiatives, we are also working hard to improve our cost structure. We have projects under way across our business to streamline functions and standardize processes to make us more productive. Many of these initiatives will help reduce costs and increase our operating margins to some of the best in the industry. They will also help us achieve best-in-class status in customer service.

Better service helps us retain customers, which over time results in stronger revenues and lower costs. Today, good service also means giving customers online and self-service options, a simplified product portfolio and advanced billing. We have already made substantial progress in all of these areas, and they will be a major focus for SBC in 2005.

Looking to next year and beyond, the assets and capabilities that AT&T Corp. will bring to our company will enable SBC to fundamentally change our cost structure. In fact, the net present value of the expected cost synergies of the merger exceeds $15 billion, which equals the value of the stock portion of the transaction. This combination will also allow us to forego expensive capital development costs in a number of areas in the coming years.

SUBSTANTIAL OPPORTUNITIES, A CLEAR PLAN

SBC’s success in the years ahead will be defined by our progress in these four areas. I am very confident in our ability to execute and deliver. And as we do, we will transform our business for the better.

Near-term issues have an impact on stock prices. That was the case in 2004. That said, SBC’s long-term prospects are indeed bright. As I look ahead and assess our company’s current assets and capabilities, I like what I see. Combine that with the tremendous networks, technological capabilities and enterprise customer base of AT&T Corp., and the outlook for SBC in 2006 and beyond is even brighter.

I see opportunities that are larger than the threats in our environment — opportunities in nationwide wireless, in the large-business space, in next-generation wireline services, in integrated wireline/wireless services and in an improved cost structure. I see a company with great talent and resources. I see energy and enthusiasm for competing and winning customers. I see a company with a clear plan and a willingness to lead in a time of change. I feel very good about SBC’s future. Some of our best days are ahead.

Sincerely,

Edward E. Whitacre Jr.

Chairman and Chief Executive Officer

February 25, 2005

In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the

“SEC”) on March 11, 2005.  Investors are urged to read the registration and proxy statement because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas  78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.